Exhibit 99.1

FSD Provides Corporate Update

TORONTO--(BUSINESS WIRE)--January 26, 2021--FSD Pharma Inc. (Nasdaq: HUGE) (CSE: HUGE) (“FSD Pharma” or the “Company”) today announces the following corporate updates.

Corporate Update

The Company continues to pursue its strategy of completing a Phase 2 clinical trial for the use of its lead compound, ultramicronized-palmitoylethanolamide (or ultramicronized PEA) (“FSD201”), to treat hospitalized COVID-19 patients in a double-blind study (the “Study”). The Company is expected to randomize 352 patients with COVID-19 infection to complete the trial. The Company believes FSD201 to be a safe drug with anti-inflammatory properties which may have the potential to address the over-exuberant inflammatory response characterized by COVID-19 infection that may lead to a cytokine storm and ultimately death. Due to various factors, primarily relating to challenges with patient recruitment due to active COVID-19 pandemic-related restrictions in hospitals, the Company may not be in a position to complete the Study prior to the end of 2021. The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2-Coronavirus) at this time. The Company currently has a cash balance of approximately C$22 million; the Company expects to require additional financing primarily to initiate another Phase 2 FDA approved study for its lead compound FSD 201 and to effectuate other potential in-licensing and acquisition opportunities. In addition, the Company is actively seeking appropriate potential buyers and is hopeful to finalize the sale of its non-core real estate asset in Cobourg, Ontario. The Company and its counterparty agreed to terminate the previously announced conditional sales contract for this real estate asset.

Termination of Company President For Cause:

The Company has terminated the President of the Company, Mr. Zeeshan Saeed, for cause with immediate effect. As a result of his termination, in accordance with the terms of his employment agreement, Mr. Saeed is deemed to have resigned from all other positions held with the Company and its subsidiaries, including from the Company’s board of directors.

Contested Shareholders Meeting

As previously disclosed, the Company will hold its annual meeting of shareholders (the “Meeting”) on June 29, 2021. The Company has received a requisition for a special meeting submitted to the Company by certain shareholders of the Company (the “Requisitioning Shareholders”) claiming to hold in excess of 5.1% of the Company’s class B subordinated voting shares (“Class B Shares”), including Mr. Zeeshan Saeed, the former President of the company and Mr. Anthony Durkacz, who is a Director of the Company. In addition to the Class B Shares controlled by this group, Mr. Saeed and Mr. Durkacz each hold 24 of the Company’s class A multiple voting shares (“Class A Shares”), with each Class A Share being entitled to 276,660 votes. Dr. Raza Bokhari, the Company’s Executive Chairman and Chief Executive Officer, holds the remaining 24 Class A Shares. As of the date hereof, the Company has 72 Class A Shares and approximately 19,161,602 Class B Shares issued and outstanding. The Requisitioning Shareholders are seeking to reduce the size of the Company’s board of directors to five, and to replace six of the incumbent directors, including Dr. Raza Bokhari, with three directors selected by such shareholders. Shareholders are not required to take any action at this time in respect of the Meeting. Shareholders will receive detailed information about the matters presented at the Meeting in a management information circular sometime in early June 2021.

Board of Directors Update

In addition to Mr. Zeeshan Saeed immediate departure from the Board of Directors, the company also announces the departure of Mr. Jim Datin, from the Board of Directors effective April 30th 2021. Mr. Datin has advised the Chairman of the Board that he is stepping down because of other obligations. We thank Jim Datin for his significant leadership and services as a valuable board member and we wish him much success in his present and future endeavors.

About FSD Pharma

FSD Pharma Inc. is a publicly-traded holding company.

FSD Pharma BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound, FSD201, by down-regulating the cytokines to effectuate an anti-inflammatory response.

The Company filed an IND with the FDA on August 28, 2020 and was approved on September 25, 2020 to initiate a phase 2 clinical trial for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing FSD201 for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “Forward-Looking Information”). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any FDA approvals, the completion of any trials regarding the use of FSD201 to treat COVID-19, the safety of FSD201 or whether FSD201 may be effective in treating COVID-19, the costs associated with such planned trials and our belief that we have sufficient cash to complete the Phase 2 study, our ability to obtain required funding and the terms and timing thereof, the ultimate development of any FDA approved synthetic compounds, the expected insurance recovery related to the settlement agreement, the completion of the settlement contemplated in the settlement agreement and the timing and closing of the sale of certain non-core real estate assets. The use of words such as “budget”, “intend”, “anticipate”, “believe”, “expect”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “should”, “focus”, “proposed”, “scheduled”, “outlook”, “potential”, “estimate” and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions “may” or “will” occur, are intended to identify Forward-Looking Information and are based on FSD Pharma’s current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward-Looking Information. Certain of these risks and uncertainties are described in the Company’s continuous disclosure filings available under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Forward-Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward- Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

Contacts

Donal Carroll, Chief Financial Officer, FSD Pharma Inc.
Dcarroll@fsdpharma.com

Investor Relations
IR@fsdpharma.com